99.2

                             [Telemig Celular logo]

                       TELEMIG CELULAR PARTICIPACOES S.A.
                CNPJ/MF 02.558.188/0001-65 - NIRE 533 0000 577 0
                              Publicly-held Company

                             NOTICE TO SHAREHOLDERS

                                CAPITAL INCREASE

Telemig Celular Participacoes S.A. ("Telemig Celular Participacoes" or "Company") informs that the Special Shareholders Meeting of the Company held on April 26, 2005 approved the increase of the Capital Stock in the amount of R$23,069,580.77 (twenty three million, sixty nine thousand, five hundred and eighty reais and seventy seven cents) by the addition of part of the credit held by the controlling shareholder Telpart Participacoes S.A. with the Company, as Special Premium Reserve, which amount corresponds, pursuant to CVM Instruction No. 319/99, as amended by CVM Instruction No. 349/2001, to the effective tax benefit ascertained by the Company by virtue of amortization of the deferred assets in the financial year ended on December 31, 2004.

As provided for in said CVM Instruction, in article 171 of Law No. 6.404/76, as well as in the Merger Protocol of the company "27 de Agosto Participacoes S.A.", the shares issued by virtue of the capitalization shall be transferred to the controlling shareholder Telpart Participacoes S.A., and the other shareholders may exercise a right of first refusal to subscribe for such shares. The shareholders exercising this right of first refusal shall pay directly to Telpart Participacoes S.A. the amounts concerning the exercise of such right of first refusal.

The shares issued in connection with the capital increase will be issued in the same proportion as the number of shares currently in each type, and each shareholder shall exercise the right of first refusal in proportion and identical to the shares he or she holds.

Further clarification as to the capital increase is provided below:


1 - AMOUNT OF THE CAPITAL INCREASE:

R$23,069,580.77 (twenty three million, sixty nine thousand, five hundred and eighty reais and seventy seven cents).


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2 - NUMBER AND TYPE OF SHARES TO BE ISSUED:

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            NUMBER OF SHARES                           TYPES OF SHARES
--------------------------------------------------------------------------------
1,433,505,611 (one billion, four hundred        Registered common shares with no
and thirty three million, five hundred and      par value
five thousand, six hundred and eleven)
--------------------------------------------------------------------------------
2,420,853,310 (two billion, four hundred        Registered preferred shares with
and twenty million, eight hundred and           no par value
fifty three thousand, three hundred and
ten)
--------------------------------------------------------------------------------

3 - ISSUANCE AND SUBSCRIPTION PRICE:

R$ 9.2425 per 1,000 common shares;
R$ 4.0566 per 1,000 preferred shares.

4 - JUSTIFICATION FOR THE ISSUANCE PRICE:

As approved in the Special Shareholders Meeting that resolved the capital increase, the ascertainment of the issuance price of the shares was made based on the average of the closing prices of the trading sessions of the last sixty days in the Sao Paulo Stock Exchange, weighted by the respective volumes traded.

The issuance price shall be maintained flat during the period reserved for the exercise of the right of first refusal.

5 - TERM FOR EXERCISING THE RIGHT OF FIRST REFUSAL:

The term for the exercise of the right of first refusal by shareholders is thirty (30) days, as shown below:

--------------------------------------------------------------------------------
        START: April 29, 2005                   END: May 30, 2005
--------------------------------------------------------------------------------

6 - PROPORTION OF THE RIGHT:

In order to determine the amount of shares to be subscribed, the shareholder shall multiply the amount of shares held on April 26, 2005 by the following factor:

--------------------------------------------------------------------------------
  TYPE OF SHARES HELD          FACTOR PER SHARE          TYPE TO BE SUBSCRIBED
--------------------------------------------------------------------------------
        Common                     0.011010                    Common
--------------------------------------------------------------------------------
       Preferred                   0.011010                   Preferred
--------------------------------------------------------------------------------

7 - FORM OF PAYMENT:

At sight, upon subscription.


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8 - QUALIFICATION FOR SUBSCRIPTION:

8.1 - The shareholders that have acquired their shares on April 26, 2005 shall be entitled to subscription. The shares acquired as from April 27, 2005 shall not be entitled to subscription.

8.2 - The shareholders who wish to sell their preemptive rights for subscription, during the term of exercise of the right of first refusal, shall request an instrument of assignment of rights, which shall be issued by the depositary Institution, Banco ABN AMRO Real S.A., or by the Custodian Entity.

8.3. - The Custodian Entities may issue only a single assignment of registered right for each subscriber.

8.4 - The Custodian Entities may subscribe on their own behalf, as trustee owners, up to the amount corresponding to the shares held in custody.

8.5 - Upon issuance of an assignment of rights and, in case of a new disposal, a statement shall be required on the back of the assignment of right, with notarial certification of the signature.

8.6 - In no event may a copy of such assignment of right be accepted.

9 - DIVIDENDS:

The shares arising out of this subscription shall not be entitled to the payment of dividends regarding the financial year ended on December 31, 2004 and shall be entitled to full dividends concerning the 2005 financial year.

10 - REMAINING RIGHTS:

There shall be no remaining subscription rights.

11 - GENERAL INSTRUCTIONS:

The shareholders shall be present, within the term established for the exercise of the right of first refusal, at one of the branches of Banco ABN AMRO Real S.A. in order to request the Share Subscription Bulletin, specifying the amount of shares to be purchased.

12 - DOCUMENTS FOR THE SUBSCRIPTION AND ASSIGNMENT OF RIGHT:

12.1 - Individuals: Certified copies of the Identity Card and the card showing entry in Individual Taxpayers Register of the Ministry of Finance (CPF) and evidence of current home address.

12.2 - Legal Entities: Certified copies of the National Register of Legal Entities (CNPJ) card, Articles of Association or By-laws, as well as the minutes electing the acting executive board, together with certified copies of the Identity Card and

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evidence of current address and card showing entry in Individual Taxpayers
Register of the Ministry of Finance (CPF) of the legal representative.

12.3 - In the event of representation by proxy, the submittal of the respective instrument, in addition to the documents mentioned in the items above regarding principal, shall be required.

13 - CALL PLACE

Branches of Banco ABN AMRO Real S.A.


                            Brasilia, April 27, 2005

                           Ricardo Del Guerra Perpetuo
             Chief Financial Officer and Head of Investor Relations